SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           CyberGuard Corporation
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                 231910100
                               (CUSIP Number)

                            Karen G. Fink, Esq.
               Vice President, General Counsel and Secretary
                      Concurrent Computer Corporation
                        2101 West Cypress Creek Road
                       Fort Lauderdale, Florida 33309
                               (954) 974-1700
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                           Eric L. Cochran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 11, 1996
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No. 231910100

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                Concurrent Computer Corporation
                I.R.S. Identification No. 04-2735766

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)[  ]
                                              (b)[  ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                              [  ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware

               NUMBER OF
                SHARES                   7.   SOLE VOTING POWER
             BENEFICIALLY                        342,178
               OWNED BY
                EACH                     8.   SHARED VOTING POWER
              REPORTING                           0
                PERSON
                 WITH                    9.   SOLE DISPOSITIVE POWER
                                                  0

                                        10.  SHARED DISPOSITIVE POWER
                                                  0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                              342,178

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                                              [  ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.99%

          14.  TYPE OF REPORTING PERSON
                       CO


               This Amendment No. 2 to Schedule 13D amends a
          Schedule 13D previously filed on July 8, 1996, as amended on August 28, 1996, with respect to shares of common stock (the "CyberGuard Common Stock") of CyberGuard Corporation, a Florida corporation (the "Issuer"), owned by Concurrent Computer Corporation ("Concurrent"), a Delaware corporation. Changes from the initial Schedule 13D are set forth in Rows 7, 9, 11 and 13 of the cover page and in Item 5. These changes reflect the sale of 249,500 shares of CyberGuard Common Stock by Concurrent on December 11, 12 and 13, 1996 as set forth on Annex A, which sales surpassed one percent of the shares of CyberGuard Common Stock outstanding as of September 30, 1996 upon the consummation of the sale of 95,000 shares of CyberGuard Common Stock on December 11, 1996 (see Annex A hereto).

          Item 5.  Interest in Securities of the Issuer.

          (a)-(c) On December 11, 12 and 13, 1996, Concurrent sold 249,500 shares of Cyberguard Common Stock. As a result of these sales, as of the date of this filing, Concurrent had sole voting and dispositive power with respect to 342,178 shares of CyberGuard Common Stock. This amount represents 4.99% of the shares outstanding as of September 30, 1996.

          (d)  Not applicable.

          (e)  Following consummation of the sales of CyberGuard
          Common Stock on December 13, 1996, Concurrent ceased to be the beneficial owner of more than 5% of the CyberGuard Common Stock.

          Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          On December 9, 1996, Concurrent entered into an agreement (the "Option Agreement") with Bear, Stearns & Co. Inc. ("Bear Stearns") pursuant to which Bear Stearns purchased an option to acquire 300,000 shares of CyberGuard Common Stock owned by Concurrent at a weighted average exercise price of $9.74 per share. The Option Agreement expires on June 9, 1997.


                                SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: August 28, 1996

                              Concurrent Computer Corporation

                             By: /s/Karen G. Fink
                                 Karen G. Fink
                                 Vice President, General Counsel
                                   and Secretary


                                 ANNEX A

                    SALES OF CYBERGUARD COMMON STOCK
                   BY CONCURRENT COMPUTER CORPORATION

          TRADE DATE          QUANTITY            SALE PRICE
          12/11/96            95,000              13
          12/11/96            20,000              13 1/8
          12/11/96            10,000              13 1/4
          12/12/96            20,000              12 5/8
          12/12/96            13,500              13 1/2
          12/12/96            10,000              12 7/8
          12/12/96            5,000               13 1/8
          12/13/96            51,000              12
          12/13/96            25,000              12 1/2



                                SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: August 28, 1996

                              Concurrent Computer Corporation

                             By:
                                 Karen G. Fink
                                 Vice President, General Counsel
                                   and Secretary